UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On November 6, 2025, Jeffs’ Brands Ltd (the “Company”) entered into a termination agreement (the “Termination Agreement”), with Plantify Foods, Inc. (TSXV: PTFY) and Smart Repair Pro, pursuant to which the parties agreed to terminate the previously reported share purchase agreement entered into among the parties on April 30, 2025, as amended on July 31, 2025 (the “Purchase Agreement”). Pursuant to the Termination Agreement, each party also agreed to release each other party from any further liabilities or obligations under the Purchase Agreement, other than the confidentiality obligations expressly stated to survive its termination. The Company is continuing to review additional potential strategic transactions.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: November 7, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

2